UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 23, 2019

CERECOR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)
001-37590		45-0705648
(Commission File Number)		(IRS Employer Identification No.)

540 Gaither Road, Suite 400, Rockville, Maryland 20850 (Address of principal executive offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (410) 522-8707

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 Par Value	CERC	Nasdaq Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 8.01.    Other Events.

On December 23, 2019, Cerecor Inc. (“Cerecor”) posted an updated Investor Presentation regarding the business of the combined company after completion of the previously announced proposed merger with Aevi Genomic Medicine, Inc. (“Aevi”) to its website at www.cerecor.com. A copy of the investor presentation is attached hereto as Exhibit 99.1.

Additional Information about the Merger and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Aevi or Cerecor or the solicitation of any vote or approval. In connection with the proposed Merger, on December 20, 2019, Cerecor filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus contains important information about Aevi, Cerecor, the Merger and related matters. Aevi will mail or otherwise deliver the proxy statement/prospectus to its stockholders when it becomes available. Investors and security holders of Aevi and Cerecor are urged to read carefully the proxy statement/prospectus relating to the Merger (including any amendments or supplements thereto) in its entirety, because it contains important information about the proposed Merger.

Investors and security holders of Aevi and Cerecor will be able to obtain free copies of the proxy statement/prospectus for the proposed Merger (when it is available) and other documents filed with the SEC by Aevi and Cerecor through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Aevi will be able to obtain free copies of the proxy statement/prospectus for the proposed Merger (when it is available) by contacting Aevi, Attn: Mike McInaw, michael.mcinaw@aevigenomics.com. Investors and security holders of Cerecor will be able to obtain free copies of the proxy statement/prospectus for the merger by contacting Cerecor, Attn: James Harrell, jharrell@cerecor.com.

Participants in the Merger

Aevi, Cerecor and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Aevi in respect of the transactions contemplated by the Merger Agreement between Aevi and Cerecor. Information regarding Aevi’s directors and executive officers is contained in Aevi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 29, 2019, and is available in the proxy statement/prospectus that was filed by Cerecor with the SEC in connection with the proposed Merger. Information regarding Cerecor’s directors and executive officers is contained in Cerecor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 18, 2019, and in the proxy statement/prospectus that was filed by Cerecor with the SEC in connection with the proposed Merger.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and as that term is defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, Aevi’s and Cerecor’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are sometimes identified by their use of the terms and phrases such as “estimate,” “project,” “intend,” “forecast,” “anticipate,” “plan,” “planning, “expect,” “believe,” “will,” “will likely,” “should,” “could,” “would,” “may” or the negative of such terms and other comparable terminology. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Actual results may differ materially from current projections.
Important factors that may cause actual results to differ materially from the results discussed in the forward-looking statements or historical experience include risks and uncertainties, including the timing and completion of the Merger, the parties’ ability to satisfy the closing conditions of the Merger Agreement, the failure by Aevi or Cerecor to secure and maintain relationships with collaborators and/or investors; risks relating to clinical trials; risks relating to the commercialization, if any, of Aevi’s or Cerecor’s proposed product candidates (such as marketing, regulatory, product liability, supply, competition, and other risks); dependence on the efforts of third parties; dependence on intellectual property; and risks that Aevi or Cerecor may lack the financial resources and access to capital to fund proposed operations. Further information on the factors and risks that could affect Aevi’s and Cerecor’s respective businesses, financial conditions and results of operations are contained in Aevi’s and Cerecor’s filings with the SEC, which are available at www.sec.gov. The forward-looking statements represent Aevi’s and Cerecor’s estimate as of the date hereof only, and Aevi and Cerecor specifically disclaim any duty or obligation to update forward-looking statements.

Item 9.01.     Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description

99.1	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CERECOR INC.

Date: December 23, 2019	/s/ Joseph M. Miller
Joseph M. Miller
Chief Financial Officer

3